December 27, 2006	OUR FILE NUMBER 0180150-002
VIA EDGAR TRANSMISSION AND FAX	WRITER’S DIRECT DIAL (415) 984-8930
U.S. Securities and Exchange Commission	WRITER’S E-MAIL ADDRESS
Station Place 100 F Street, N.E.	scamahort@omm.com
Washington, DC 20549
Attention: Michael Pressman

Re:	CoTherix, Inc.
Schedule 14D-9 filed December 8, 2006
SEC File No. 5-80298

Dear Mr. Pressman:

At the request of CoTherix, Inc. (“CoTherix”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated December 22, 2006 to Michael J. Kennedy of O’Melveny & Myers LLP, outside counsel to CoTherix. Courtesy copies of Amendment No. 1 to Schedule 14D-9 (the “Schedule 14D-9”) are enclosed for the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, please note that we have repeated your comments 1 through 3 from the Comment letter below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter and that the page numbers referenced below correspond to the pages on the Schedule 14D-9 as filed with the Commission on December 8, 2006.

1. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing the CIBC opinion and attaching any written analyses or presentation materials used in issuing their oral opinion to the board.

With respect to the disclosure contained in the Schedule 14D-9 pertaining to the opinion of CIBC World Markets Corp. (“CIBC World Markets”), consideration was given to the line item requirements of Schedule 14D-9, the disclosures otherwise contained in the Schedule 14D-9 and customary practice in transactions of this type. As the Staff has noted, neither summarizing CIBC World Markets’ opinion nor attaching its written analyses or presentation materials is required by the specific line items of Schedule 14D-9. Viewing the Schedule 14D-9 as a whole, including CIBC World Markets’ opinion which is attached in its entirety to the Schedule 14D-9 as Annex II, no further disclosure with respect to CIBC World Markets’ opinion or related presentation is believed necessary to make the statements made in the Schedule 14D-9, in light of the circumstances under which they were made, not materially misleading, as required by Item 1011(b) of Regulation M-A. As disclosed in Item 4 of the Schedule 14D-9 under the caption “Reasons for Recommendation,” CIBC World Markets’ opinion was only one of numerous factors the Board of Directors considered in arriving at its recommendation. In addition, the approach taken in the Schedule 14D-9 with respect to CIBC World Markets’ opinion is consistent with the Staff’s position taken in the past with respect to similar transactions involving a tender offer which is not an affiliated transaction.

Reasons for the Recommendation, page 8

2. Please clarify in the paragraph following the bulleted list that you have disclosed all material reasons instead of “a number of factors” for the board’s recommendation. In that regard, we also note your statement that “the foregoing discussion of information and factors considered by the CoTherix Board is not intended to be exhaustive.”

CoTherix has revised the disclosure on page 8 of the Schedule 14D-9 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Michael Pressman

December 27, 2006

Where You Can Find More Information, page 16

3. Revise your disclosure to reflect that our regional offices are no longer open to the public.

CoTherix has revised the disclosure on page 16 of the Schedule 14D-9 in response to the Staff’s comment.

We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to contact me at (415) 984-8930 or Ashley Gould at (650) 808-6542 with any questions regarding our responses to your comments.

Sincerely,

O’MELVENY & MYERS LLP

/s/ STEVE L. CAMAHORT
Steve L. Camahort

cc:	Ashley Gould, CoTherix, Inc.

Michael Kennedy, O’Melveny & Myers LLP

Bart Deamer, Bingham McCutchen LLP

SLC:gfc

Enclosures